

January 26, 2026

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
1744 S. Val Vista
Suite 213
Mesa, Arizona 85204

     Re: Iveda Solutions, Inc.
         Draft Registration Statement on Form S-1
         Submitted January 23, 2026
         CIK No. 0001397183

Dear David Ly:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Peter Campitiello